UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer

Banco Santander (Brasil) S.A.

1H10 IFRS Results

July 29th, 2010

Santander

Table of Contents

Macroeconomic Scenario

Economy resumes growth in 2010

GDP (year-on-year growth %)


6.1
5.1
-0.2
7.8
4.5
2007
2008
2009
2010(e)
2011(e)

Interest Rate - Selic (%)


11.25
13.75
8.75
12.25
13.00
2007
2008
2009
2010(e)
2011(e)

Inflation (IPCA %)


4.5
5.9
4.3
5.5
5.0
2007
2008
2009
2010(e)
2011(e)

Exchange Rate – (R$/US$)


End of period
1.77
2.34
1.74
1.95
2.00
2007
2008
2009
2010(e)
2011(e)

Sources: The Brazilian Central Bank, IBGE and Santander Research

Table of Contents

Franchise

Santander is the 3rd largest Brazilian private bank in total assets, with a market share[1] in loans of 11% in the Brazilian banking system

1H10	R$ MM
Loans	146,529
Funding from Clients[2]	135,744
Total Funding + AUM	245,237
Net Profit	3,529

Strong distribution platform…

Bank with **one of the highest numbers of point of sales** in **South/Southeast** (73% of GDP)

2,097	1,491	18,117
Branches	Mini branches	ATM's

✓ +10.5 million accountholders[3], an increment of 263 thousand accountholders in 1H10


Market share
Number of branches
Jun/2010
Total Country
Market Share: 12%
North: 5% of GDP
Market Share: 5%
Northeast: 13% of GDP
Market Share: 7%
Middle-west: 9% of GDP
Market Share: 5%
Southeast: 57% of GDP
Market Share: 15%
South: 16% of GDP
Market Share: 9%

Source: The Brazilian Central Bank and IBGE. GDP date: 2007
1. Santander's market share in total loans of private sector: 16.5% (jun/10)
2. Demand Deposits + Time Deposits + Savings + Debentures + Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)
3. Current account holders within 30 days, according to Central Bank as of Jun/2010

Santander

Integration Process - Status

1st and 2nd Stages concluded | **3rd Stage**

Aug/08 — Jun/10 — Dec/10 — 1H11

1st and 2nd Stages concluded (Aug/08 – Jun/10)

- I Senior Management Integrated ✓
- II Centralized areas integrated ✓
  - Risk Management, Human Resources, Marketing Auditing financial Control, Compliance, etc.
- III Wholesale, Private & Asset integrated ✓
  - GB&M, Corporate and Middle
- IV Credit card system ✓
- V ATMs integrated ✓
  - ATMs platform
  - Upgrade on branches infrastructure
- VI Insurance System ✓
- VII New commercial model ✓

3rd Stage

Re-branding

- VIII Re-branding (Jun/10 – Dec/10)
- IX Unified Customer Services (Jun/10 – Dec/10)
  - 95% of volume
- X Tests and Simulations (Jun/10 – Dec/10); Technology migration (Dec/10 – 1H11)

Integration Process - Synergies

Synergies


R$ Million
+246
1,446
1,200
1,000
800
2009
1Q10
2Q10
2Q10
Estimatives
Actual

We reached cost synergies of R$ 1.4 billion, R$ 246 MM above expectations

Santander Acquiring / "Conta Integrada"

Better than expected results in the first months of operation


FINANCIAL SERVICES
ACQUIRING SERVICES

Santander Acquiring

Mastercard	✓ 3 months of Santander Conta Integrada operation
VISA	✓ Operations started in July 2010

	Results until 21/jul	2012 Goals	(%)
Affiliated Merchants (thousand)	51	300	17.0%
New Accounts (thousand)	8	150	5.3%

Table of Contents

Managerial Loan Portfolio[1] - IFRS

R$ Billion


9.2%
4.7%
134.2
132.9
138.4
139.9
146.5
Jun.09
Sep.09
Dec.09
Mar.10
Jun.10

R$ Million	Jun.10	Jun.09	Y-o-Y Variation	Q-o-Q Variation
Individuals	45,910	41,217	11.4%	4.4%
Consumer Finance	26,119	24,593	6.2%	2.4%
SMEs	32,260	31,845	1.3%	4.7%
Corporate	42,240	36,519	15.7%	6.7%
Total IFRS	**146,529**	**134,173**	**9.2%**	**4.7%**
Total IFRS including acquired portfolio[2]	**149,974**	**135,986**	**10.3%**	**5.3%**


Corporate
29%
Individuals
31%
SMEs
22%
Consumer
Finance
18%

1. Loans for the year 2009 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 2010
2. Portfolio acquired from other banks

Santander

Managerial Loan Portfolio - BR GAAP[1]

R$ Billion


9.9%
4.7%
137.3
136.2
142.0
144.1
150.8
Jun.09
Sep.09
Dec.09
Mar.10
Jun.10

R$ Million	Jun.10	Jun.09	Y-o-Y Variation	Q-o-Q Variation
Individuals	49,268	42,937	14.7%	6.1%
Consumer Finance	28,554	26,507	7.7%	2.6%
SMEs	32,260	31,845	1.3%	4.7%
Corporate	40,756	35,980	13.3%	4.4%
Total BR GAAP	**150,837**	**137,268**	**9.9%**	**4.7%**


Corporate 27%
Individuals 33%
SMEs 21%
Consumer Finance 19%

1. The credit portfolio in BR GAAP is higher than in IFRS because it includes loan portfolio acquired from other banks and consolidates the credit portfolio of our consumer finance joint ventures

Loans by products - IFRS

Payroll, Mortgage and Credit Cards Loans are the main highlights

Payroll Loans[1]


R$ Million
31.1%
9,123
11,962
Jun.09
Jun.10

Auto Loans to Individuals


R$ Million
7.6%
21,802
23,466
Jun.09
Jun.10

Credit Cards to Individuals


R$ Million
24.8%
7,106
8,869
Jun.09
Jun.10

Mortgage[2]


R$ Million
29.6%
7,989
3,194
4,794
10,355
4,746
5,609
48.6%
17.0%
Jun.09
Jun.10
Individuals
Corporate

1. Includes the portfolio acquisition of R$ 1,813 million in Jun/09 and R$ 3,445 million in Jun/10
2. Includes loans to Individuals and Corporate

Santander

Deposits and Assets Under Management (AUM)

R$ Billion


4.0 %
2.0%
235.7
243.1
239.5
240.3
245.2
85.5
93.1
98.4
106.6
109.5
150.2
150.0
141.1
133.8
135.7
Jun.09
Sep.09
Dec.09
Mar.10
Jun.10
AUM
Funding from Clients¹


Demand
6%
Savings
11%
Time
24%
Others¹
14%
AUM
45%

R$ Million	Jun.10	Jun.09	Y-o-Y Variation	Q-o-Q Variation
Demand	13,888	14,121	-1.7%	1.4%
Savings	26,721	21,411	24.8%	3.6%
Time	60,051	87,463	-31.3%	-12.0%
Others[1]	35,084	27,202	29.0%	34.8%
Funding from Clients	**135,744**	**150,197**	**-9.6%**	**1.5%**
AUM	109,493	85,503	28.1%	2.7%
Total	**245,237**	**235,700**	**4.0%**	**2.0%**

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

Table of Contents

Highlights

- Commercial activities accelerate in the quarter, with highlight to SMEs
- Net profit of R$ 3.5 billion in 1H10, up 44% YoY. Recurring net profit grew 2.3% QoQ
- 1H10 net profit increase driven by better quality:
  - Net Interest Income and Net Fees up by 10% YoY
  - General expenses flat
- Improvement of asset quality with comfortable coverage ratio
- Performance Ratios improved in 12 months

Net profit evolution

R$ Million

Net profit rose 44% in 12 months


44.3%
2,445
3,529
1H09
1H10
9.5%
2.3%
1,613
1,763
37
1,726
1,766
2Q09
1Q10
2Q10
Extraordinary items

Total Revenues



R$ Million
4.8%
-2.5%
7,471
409
1,573
5,489
7,598
386
1,556
5,656
7,776
260
1,666
5,850
8,032
577
1,622
5,833
7,832
257
1,710
5,865
2Q09
3Q09
4Q09
1Q10
2Q10
Net Interest Income
Net Fees
Others¹

	1H10	1H09	Y-o-Y Variation
Net Interest Income	11,698	10,661	9.7%
Net Fees	3,332	3,016	10.5%
Subtotal	**15,030**	**13,677**	**9.9%**
Others[1]	834	1,082	-22.9%
Total Revenues	**15,864**	**14,759**	**7.5%**

1. Results from Financial Operations excluding the fiscal effect of Cayman hedge + Others

Santander

Net Fees

R$ Million


8.7%
5.4%
1,573
1,556
1,666
1,622
1,710
2Q09
3Q09
4Q09
1Q10
2Q10

	1H10	1H09	Y-o-Y Variation
Banking fees	1,187	1,210	-1.9%
Insurance, Pension Funds and Capitalization	722	526	37.4%
Asset Management	411	358	15.0%
Credit and Debit Cards	441	357	23.6%
Collection services	252	247	2.3%
Capital Market	233	203	14.8%
Trade (COMEX)	225	183	23.2%
Others[1]	(140)	(66)	112.5%
Total	**3,332**	**3,016**	**10.5%**

1. Include taxes and others

General Expenses and Amortization

R$ Million



3.0%
4.3%
2,977
3,013
3,158
2,941
3,067
328
339
265
286
293
2,649
2,674
2,893
2,655
2,774
2Q09
3Q09
4Q09
1Q10
2Q10
Depreciation and Amortization
General Expenses

	1H10	1H09	Y-o-Y Variation
Other General Expenses	2,657	2,668	-0.4%
Personnel Expenses	2,772	2,712	2.2%
Depreciation and Amortization	579	645	-10.2%
Total	**6,008**	**6,025**	**-0.3%**

Performance Ratios



Efficiency Ratio¹ (%)
-2.2 p.p.
36.5
34.2
1H09
1H10



Recurrence² (%)
5.3 p.p.
56.1
61.4
1H09
1H10



ROAE (adjusted)³ (%)
-4.6 p.p.
21.9
17.4
1H09
1H10

1. General Expenses excluding amortization / Total Revenue excluding Cayman hedge
2. Net Fee/General Expenses excluding amortization
3. Excludes goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência)

Table of Contents

Allowance for Loan Losses[1] - IFRS

R$ Million


-8.7%
-6.3%
2,467
3,008
500
2,508
2,148
2,403
2,251
2Q09
3Q09
4Q09
1Q10
2Q10
Additional Provision

	1H10	1H09	Y-o-Y Variation
Allowance for loan losses	4,654	4,827	-3.6%

1. Includes recoveries of written-off credits

Quality of Loan Portfolio - IFRS

Deliquency Ratio¹ (%)


9.7
8.8
9.3
8.8
8.2
7.7
7.0
7.2
7.0
6.6
6.1
5.7
5.3
5.3
5.1
2Q09
3Q09
4Q09
1Q10
2Q10
Individuals
Corporate
Total

Coverage Ratio²


97%
101%
102%
103%
102%
2Q09
3Q09
4Q09
1Q10
2Q10

1. (Nonperforming loans over 90 days + performing loans with high delinquency risk) / managerial loan portfolio
2. Allowance for Loan Losses / nonperforming loans over 90 days + performing loans with high delinquency risk

Santander

Quality of Loan Portfolio - BR GAAP

Delinquency Over 90[1] (%)


7.4
7.9
7.8
7.2
6.7
6.2
6.5
5.9
5.4
4.7
5.1
5.3
4.2
3.7
3.0
2Q09
3Q09
4Q09
1Q10
2Q10
Individuals
Corporate
Total

NPL Over 60[2] (%)


9.2
9.4
9.2
8.7
8.0
7.6
7.7
6.8
6.4
5.6
6.2
6.1
4.7
4.4
3.6
2Q09
3Q09
4Q09
1Q10
2Q10
Individuals
Corporate
Total

Coverage Ratio Over 90[3]


97%
108%
113%
120%
128%
2Q09
3Q09
4Q09
1Q10
2Q10

1. Nonperforming loans over 90 days / total loans BR GAAP
2. Nonperforming loans over 60 days / total loans BR GAAP
3. Allowance for Loan Losses / (nonperforming loans for over 90 days + performing loans with high delinquency risk)

Santander

Table of Contents

Conclusion

✓ Commercial activity accelerates

- Loan portfolio expansion in 2Q10, diversified across all segments, with highlight in SMEs
- Fees increment concentrated in transactional products: insurance, cards and asset management

✓ Increase of 1H10 Net Profit driven by better quality

- Double-digit increase in net interest income and net fees up double-digit
- Flat expenses due to cost control and capture of synergies

✓ Asset Quality

- Improvement of delinquency ratio with comfortable coverage ratio
- Lower credit cost

✓ 1H10 Net Profit of R$ 3.5 billion, up 44,3% in 12 months

- Net profit before taxes grew 6.3% QoQ
- Recurring Net Profit increased 2.3% QoQ

ANNEXES

- Income Statement
- Balance Sheet

Adjusted Allowance for Loan Losses[1] - BR GAAP

R$ Million



-17.6%
-6.1%
2,490
569
2,403
2,462
419
157
2,181
2,048
2Q09
3Q09
4Q09
1Q10
2Q10
Increase in Additional Provision
Decrease in Additional Provision

	1H10	1H09	Var. 12M
Adjusted Allowance for Loan Losses[2]	4,232	4,903	-13.7%

1. Excluding recoveries of written-off credits
2. Allowance for Loan Losses adjusted by the increase/decrease in additional provision

Santander

Quarterly Managerial[1] Income Statements

R$ Million

Income Statements	2Q09	3Q09	4Q09	1Q10	2Q10
- Interest and Similar Income	9,775	9,731	9,841	9,278	9,839
- Interest Expense and Similar	(4,286)	(4,075)	(3,991)	(3,445)	(3,974)
Interest Income	**5,489**	**5,656**	**5,850**	**5,833**	**5,865**
Income from Equity Instruments	8	7	8	4	14
Income from Companies Accounted for by the Equity Method	52	33	5	10	13
Net Fee	1,573	1,556	1,666	1,622	1,710
- Fee and Commission Income	1,799	1,797	1,888	1,841	1,929
- Fee and Commission Expense	(226)	(241)	(222)	(219)	(219)
Gains/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	459	240	306	608	290
Other Operating Income (Expenses)	(110)	106	(59)	(45)	(60)
Total Income	**7,471**	**7,598**	**7,776**	**8,032**	**7,832**
General Expenses	(2,649)	(2,674)	(2,893)	(2,655)	(2,774)
- Administrative Expenses	(1,297)	(1,345)	(1,423)	(1,300)	(1,357)
- Personnel espenses	(1,352)	(1,329)	(1,470)	(1,355)	(1,417)
Depreciation and Amortization	(328)	(339)	(265)	(286)	(293)
Provisions (net)[2]	(1,250)	(1,190)	(482)	(629)	(290)
Impairment Losses on Financial Assets (net)	(2,518)	(3,844)	(2,125)	(2,407)	(2,214)
- Allowance for Loan Losses[3]	(2,467)	(3,008)	(2,148)	(2,403)	(2,251)
- Impairment Losses on Other Assets (net)	(51)	(836)	23	(4)	37
Net Gains on Disposal of Assets	1,040	2,280	34	117	48
Net Profit before taxes	**1,766**	**1,831**	**2,045**	**2,172**	**2,309**
Income Taxes	(153)	(359)	(454)	(409)	(543)
Net Profit	**1,613**	**1,472**	**1,591**	**1,763**	**1,766**

1. Does not consider the fiscal effect of Cayman hedge
2. Includes provision for tax contingencies and legal obligations
3. Includes recovery of credits written off as losses

Santander

Half-year Managerial[1] Income Statement

R$ Million

Income Statements	1H10	1H09	Var Y-o-Y ABS	Var Y-o-Y %
- Interest and Similar Income	19,117	19,771	(654)	-3.3%
- Interest Expense and Similar	(7,419)	(9,110)	1,691	-18.6%
Interest Income	**11,698**	**10,661**	**1,037**	**9.7%**
Income from Equity Instruments	18	15	3	20.0%
Income from Companies Accounted for by the Equity Method	23	257	(234)	-91.1%
Net Fee	3,332	3,016	316	10.5%
- Fee and Commission Income	3,770	3,463	307	8.9%
- Fee and Commission Expense	(438)	(447)	9	-2.0%
Gains/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	898	973	(75)	-7.7%
Other Operating Income (Expenses)	(105)	(163)	58	-35.6%
Total Income	**15,864**	**14,759**	**1,105**	**7.5%**
General Expenses	(5,429)	(5,380)	(49)	0.9%
- Administrative Expenses	(2,657)	(2,668)	11	-0.4%
- Personnel espenses	(2,772)	(2,712)	(60)	2.2%
Depreciation and Amortization	(579)	(645)	66	-10.2%
Provisions (net)[2]	(919)	(1,809)	890	-49.2%
Impairment Losses on Financial Assets (net)	(4,621)	(4,899)	278	-5.7%
- Allowance for Loan Losses[3]	(4,654)	(4,827)	173	-3.6%
- Impairment Losses on Other Assets (net)	33	(72)	105	n.a
Net Gains on Disposal of Assets	165	1,089	(924)	n.a
Net Profit before taxes	**4,481**	**3,115**	**1,366**	**43.9%**
Income Taxes	(952)	(670)	(282)	42.1%
Net Profit	**3,529**	**2,445**	**1,084**	**44.3%**

1. Does not consider the fiscal effect of Cayman hedge
2. Includes provision for tax contingencies and legal obligations
3. Includes recovery of credits written off as losses

Balance Sheet - Total Assets

R$ Million

Assets	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10
Cash and Balances with the Brazilian Central Bank	24,813	21,261	27,269	36,835	42,344
Financial Assets Held for Trading	15,809	19,261	20,116	23,133	35,902
Other Financial Assets at Fair Value Through Profit or Loss	6,068	16,986	16,294	15,873	16,213
Available - for- Sale Financial Assets	30,593	44,763	46,406	37,183	42,579
Loans and Receivables	161,645	149,973	152,163	150,003	156,804
- Loans and advances to credit institutions	31,993	27,932	24,228	20,330	20,282
- Loans and advances to customers	138,811	132,343	138,005	139,678	146,308
- Impairment losses	(9,159)	(10,302)	(10,070)	(10,005)	(9,786)
Hedging derivatives	178	157	163	133	107
Non-current assets held for sale	58	53	171	41	93
Investments in associates	502	417	419	423	429
Tangible Assets	3,600	3,682	3,702	3,835	3,977
Intangible Assets:	30,589	30,982	31,618	31,587	31,630
- Goodwill	27,263	28,312	28,312	28,312	28,312
- Others	3,326	2,670	3,306	3,275	3,318
Tax Assets	13,386	15,058	15,779	14,834	15,250
Other Assets	1,637	3,642	1,872	2,169	1,918
Total Assets	**288,878**	**306,235**	**315,972**	**316,049**	**347,246**

Balance Sheet – Total Liabilities and Equity

R$ Million

Liabilities	jun/09	Sep-09	Dec-09	mar/10	jun/10
Financial Liabilities Held for Trading	4,887	5,316	4,435	4,505	4,668
Other Financial Liabilities at Fair Value Through Profit or Loss	363	2	2	2	2
Financial liabilities at amortized cost	207,644	205,801	203,567	203,499	232,373
- Deposits from the Brazilian Central Bank	870	562	240	117	-
- Deposits from credit institutions	21,793	18,754	20,956	24,092	47,784
- Customer deposits	154,922	154,548	149,440	147,287	150,378
- Marketable debt securities	11,299	10,945	11,439	11,271	12,168
- Subordinated liabilities	10,996	11,149	11,304	9,855	10,082
- Other financial liabilities	7,764	9,843	10,188	10,877	11,961
Liabilities for Insurance Contracts	-	13,812	15,527	16,102	16,693
Provisions[1]	10,203	11,555	9,480	9,881	9,662
Tax Liabilities	7,352	9,287	9,457	8,516	9,199
Other Liabilities	6,624	4,796	4,238	2,815	3,030
Total Liabilities	**237,073**	**250,569**	**246,706**	**245,320**	**275,627**
Shareholders' Equity	51,135	55,079	68,706	70,069	70,942
Minority Interests	5	5	1	1	3
Valuation Adjustments	665	582	559	659	674
Total Equity	**51,805**	**55,666**	**69,266**	**70,729**	**71,619**
Total Liabilities and Equity	**288,878**	**306,235**	**315,972**	**316,049**	**347,246**

1. Includes provision for pension and contingencies

Santander

Reconciliation IFRS x BRGAAP

R$ Million

	2Q10	1H10
BR GAAP Net Profit	**1,002**	**2,016**
- Reversal of Goodwill amortization / Others	826	1,658
- PPA amortization	(9)	(67)
- Others	(53)	(78)
IFRS Net profit	**1,766**	**3,529**

Santander

Investor Relations (Brazil)
2,235 Juscelino Kubitschek Avenue - 10º floor
São Paulo | SP | Brazil | 04543-011
Phone. 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE